November 27, 2019

Peter Holst
Chief Executive Officer
Glowpoint, Inc.
999 18th Street, Suite 1350S
Denver, Colorado 80202

       Re: Glowpoint, Inc.
           Preliminary Proxy Statement On Schedule 14A
           Filed November 14, 2019
           File No. 001-35376

Dear Mr. Holst:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Ron Levine